Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 7 DATED MARCH 15, 2012

TO THE PROSPECTUS DATED SEPTEMBER 1, 2011

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc., dated September 1, 2011, Supplement No. 1, dated September 30, 2011, Supplement No. 2, dated November 30, 2011, Supplement No. 3, dated December 12, 2011, Supplement No. 4, dated January 2, 2012, Supplement No. 5, dated January 17, 2012 and Supplement No. 6 dated, February 9, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the completion of our acquisition of the Northwoods Data Center in Atlanta, Georgia and related debt.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of March 13, 2012, we had accepted investors’ subscriptions for and issued 4,720,110 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $47,015,023. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which, to date, have not been satisfied. As of March 13, 2012, we had 170,279,890 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2012, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2012, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP through the reinvestment of distributions, in which case participants in the DRIP will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Acquisition of Northwoods Data Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria – Description of Real Estate Investments” section beginning on page 112 of the prospectus.

On March 14, 2012, DC-2775 Northwoods Parkway, LLC (“DC-2775 Northwoods Parkway”), a wholly owned subsidiary of Carter/Validus Operating Partnership, LP (“CVOP”), our operating partnership, acquired 100% of the fee simple interest in a 32,740 square foot data center (the “Northwoods Data Center”), located in the Atlanta, Georgia metro area, for a purchase price of $5,300,000, plus closing costs. The seller of Northwoods Data Center, 2775 Northwoods, LLC, is not affiliated with us, our advisor, Carter/Validus Advisors, LLC, or our respective affiliates.

Financing and Fees

We financed the purchase of the Northwoods Data Center using $3,300,000 in borrowings from American Family Life Insurance Company (“American Family”) and net proceeds from our initial public offering. See the “Entry into Loan Documents” section of this prospectus supplement for a discussion of our loan with American Family. In connection with the acquisition, we paid an acquisition fee of approximately $106,000, or 2% of the purchase price, to our advisor.

Description of the Property

The Northwoods Data Center was constructed in 1986 as a data center, and in 2010 through 2012, the current sole tenant, Peak 10, Inc. (“Peak 10”) upgraded the property’s power capacity, expanded the raised floors and updated the heating ventilation and air conditioning units. The property is located on approximately three acres of land in Atlanta, Georgia. As of March 14, 2012, the Northwoods Data Center was 100% leased to Peak 10. We believe the tenant is creditworthy based on it historical revenue and cash flow streams. All of the operations at the Northwoods Data Center and the principal nature of business of Peak 10 are data center related.

In evaluating the Northwoods Data Center as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, Peak 10, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table shows, as of March 14, 2012, the current effective annual rental income, lease expiration and renewal options for the sole tenant of the Northwoods Data Center:

	Square Feet	Current Annual Base Rent(1)	Base Rent per Square Foot	Lease Term		Renewal Options
Tenant				Beginning	Ending
Peak 10(2)	32,740	$423,254	$12.93	8/07/2007	8/31/2025	2/10 yr

(1)	Rent increases annually by 3% of the then current annual base rent.
(2)	The tenant entered into a net lease in which the tenant is required to pay substantially all operating expenses and capital expenditures of the property, in addition to base rent.

The following is a schedule of the historical five year occupancy rate and average effective rent per square foot for the Northwoods Data Center:

Year	Occupancy Rate	Average Effective Rent Per Square Foot
2007	100.0%	$11.49
2008	100.0%	$11.83
2009	100.0%	$12.19
2010	100.0%	$12.55
2011	100.0%	$12.93

The Northwoods Data Center has an initial capitalization rate of 8.11%, based on its net operating income from the in-place lease for the 12 months after the date of purchase of the property, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements. The initial (or first year) capitalization rate is a calculation by which the property’s first year of net operating income is used to determine the property’s value. The initial capitalization rate is equal to the property’s first year of net operating income divided by the purchase price of the property, expressed as a percentage. The property’s first year of net operating income is based on rental income less property expenses. Rental income is based on in-place, contractually agreed upon rents and current occupancy levels. This assumes there are no lease ups or renewal options exercised. The capitalization rate calculation does not factor in debt used, expenses incurred or closing costs involved in the acquisition of the Northwoods Data Center.

We believe the Northwoods Data Center is suitable for its present and intended purpose as a data center and adequately covered by insurance. We currently have no plans for any renovations, improvements or further development of the Northwood Data Center.

For 2011, the real estate taxes on the Northwoods Data Center were approximately $43,000. For federal income tax purposes, we estimate that the depreciable basis in the Northwoods Data Center will be approximately $5,300,000. For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

The Northwoods Data Center is located in the Atlanta, Georgia metropolitan area, and as such may compete with other data center properties for tenants if the lease with Peak 10 is not renewed in 2025.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Northwoods Data Center. Among other things, the property manager has the authority to negotiate and enter into leases for the Northwoods Data Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the Northwoods Data Center in accordance with the compensation provisions described in the prospectus.

Entry into Loan Documents

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria – Placement of Debt on Certain Real Property Investments” section on page 113 of the prospectus.

On March 14, 2012, in connection with our acquisition of Northwoods Data Center, DC-2775 Northwoods Parkway entered into a deed to secure debt, assignment of rents and security agreement (the “Deed”) with, and executed a promissory note (collectively with the “Deed”, the “Loan Documents”) for the benefit of, American Family to obtain a loan in the principal amount of $3,300,000 (the “Loan”), which is secured by a first priority interest in the Northwoods Data Center. The material terms of the Loan Documents provide for the following: (i) a fixed annual interest rate of 5.25%; (ii) a default interest rate equal to the lesser of (x) the maximum rate permitted by applicable law or (y) the greater of (a) 5.00% above the stated interest rate (5.25%) or (b) 5.00% above an annual rate equal to 325 basis points greater than the yield on U.S. Treasury securities with ten (10) years remaining to maturity; (iii) a maturity date of April 10, 2022; provided, however, that the Loan will become automatically due and payable at the option of American Family upon the happening of an event of default, as defined in the Loan Documents; and (iv) the Loan can be prepaid at any time subsequent to the fourth anniversary of the Loan subject to DC-2775 Northwoods Parkway’s obligation to pay a prepayment premium computed as a percentage of the principal prepaid, as provided in the Loan Documents. The Loan is assumable at any time by a proposed purchaser, subject to American Family’s consent, and a 1% assumption fee, as provided for in the Loan Document. The Loan Documents do not require DC-2775 Northwoods Parkway to escrow funds for capital reserves, taxes, or insurance. The Loan is non-recourse as to DC-2775 Northwoods Parkway and CVOP, but both entities are liable jointly and severally for customary non-recourse carve-outs. The Loan Documents also contain various affirmative and negative covenants that are customary for loan agreements and transactions of this type, including limitations on the incurrence of additional debt by DC-2775 Northwoods Parkway.

3